Exhibit 99.3

TRANSCRIPT

08 – 1 - 2025

Magna International

Q2 2025 Results

TOTAL PAGES: 27

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Magna International

Q2 2025 Results

DISCLAIMER:

This transcript is derived from a recording of the webcast. While efforts have been made to transcribe accurately, the following transcription may still contain inaccuracies, errors, or omissions. Readers are advised to refer to the webcast itself together with additional information about Magna, including in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent filings, available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

CORPORATE SPEAKERS:

Louis Tonelli

Magna International; Vice President, Investor Relations

Seetarama Kotagiri

Magna International; Chief Executive Officer

Patrick McCann

Magna International; Executive Vice-President and Chief Financial Officer

PARTICIPANTS:

Tamy Chen

BMO Capital Markets; Analyst

Dan Levy

Barclays; Analyst

Chris McNally

Evercore ISI; Analyst

Joseph Spak

UBS; Analyst

Unidentified Participant

Unknown; Unknown

James Picariello

BNP Paribas; Analyst

Emmanuel Rosner

Wolfe Research; Analyst

Colin Langan

Wells Fargo; Analyst

Brian Morrison

TD Cowen; Analyst

Jonathan Goldman

Scotiabank; Analyst

Mark Delaney

Goldman Sachs; Analyst

Michael Glen
Raymond James; Analyst

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PRESENTATION:

Operator^ Hello and thank you for standing by. (Operator Instructions) At this time, I would like to welcome everyone to the Magna International Second Quarter 2025 Results Webcast. (Operator Instructions)

I would now like to turn the conference over to Louis Tonelli, you may begin.

Louis Tonelli^ Thanks, Operator. Hello, everyone, and welcome to our conference call covering our second quarter 2025 results. Joining me today are Swamy Kotagiri and Pat McCann. Yesterday our Board of Directors met and approved our financial results for the second quarter of 2025 and our updated outlook.

We issued a press release this morning outlining our results. You'll find the press release, today's conference call webcast, the slide presentation to go along with the call, and our updated quarterly financial review all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements. Please refer to today's press release for a complete description of our safe harbor disclaimer. Please also refer to the reminder slide included in our presentation that relates to our commentary today.

With that, I'll pass it over to Swamy.

Seetarama Kotagiri^ Thank you, Louis. Good morning, everyone. I hope you're all enjoying the summer so far, and I appreciate you joining our call today. So let's get started. I'm happy to share a few notable takeaways from the quarter that underscore our strong execution in spite of industry headwinds. We are pleased with our strong Q2 results driven by consistent execution across our business and progress against our performance initiatives.

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I am proud of our team's focus and ongoing efforts. Despite lower production in our two largest markets, North America and Europe, negatively impacting year-over-year sales, we delivered solid financial results and notable improvements from last year. Adjusted EBIT increased 1% and EBIT margin was 20 basis points better despite a 40-basis point negative impact from tariffs not yet recovered from customers. In addition, adjusted diluted EPS was up 7% and free cash flow improved by $178 million.

Relative to our expectations, our results for the quarter were better, reflecting strong incremental margins on higher sales. We are also raising our outlook for the year. Stronger sales supported largely by foreign currency translation and also better-than-expected second quarter program mix, raising the low end of our adjusted EBIT margin range, despite lower expected vehicle production in North America as we realize on our cost-saving initiatives and an increase in adjusted net income attributable to Magna, mainly reflecting higher expected adjusted EBIT on higher sales and a lower effective income tax rate.

We continue to work closely with our customers to mitigate the impact of tariffs. Based on our actions taken and recent updates to tariff rates up to mid-July, we have lowered our estimated annualized tariff exposure to $200 million from $250 million when we reported in Q1. We have settled with multiple OEMs for substantially all of our 2025 net tariff exposure with them. and we are working with our other customers and suppliers to mitigate substantially all of our remaining exposure, including through recoveries. Lastly, we returned $137 million to shareholders in dividends in the second quarter, bringing our year-to-date return of capital to $324 million.

We continue to assess industry conditions as well as the macroeconomic and trade environment and remain committed to our long-stated capital allocation strategy including share repurchases once conditions become less uncertain. Under our normal course issuer bid initiated last November, they have purchased about 5.7 million shares to day representing 2% of our shares outstanding.

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At Magna, we placed a premium on delivering innovation and high quality to our customers to differentiate ourselves in the industry, and we have enjoyed some success recently. In J.D. Power's 39th annual initial quality study, their platinum planned Quality Award was recently given to our complete vehicle assembly operation in Graz, Austria. The award acknowledges quality and precision in producing the BMW Z4. Based solely on defects and mile functions reported by customers, only one plant in the world receives this platinum distinction each year, making it an exceptionally rare and elite achievement.

We also earned the Volkswagen Group Award for 2025 and in the product category, recognizing Magna's technical ingenuity, flexibility and persistence in developing and launching an innovative battery cover for all-electric platform. Even during this period of uncertainty for our industry, we continue to execute to win new business and advanced automotive technologies.

We were recently awarded a dedicated hybrid transmission program with a North American-based global OEM for PHEV models launching in 2028. We are also quoting a similar hybrid product with an additional global OEM. This Evolve is a testament to the building block and platform strategy that we have been speaking about for some time demonstrating our ability to support our customers to bring power to the wheels across a wide range of powertrain configurations from ICE through different hybrid variants all the way to pure BEVs.

With the increased industry focus on hybrid technologies, we continue to add to our business in this area and we are advancing vehicle safety innovation with integrated interior sensing systems including through our child presence detection technology which has been recognized recently with business awards from OEMs in Asia and North America. The industry continues to face a high degree of uncertainty as a result of the tariff and trade environment. Despite this uncertainty, we continue to execute against our plan as we have through a variety of challenges in recent years.

In terms of recent updates impacting Magna, our estimate of annualized tariff exposure is reduced to approximately $200 million from approximately $250 million when we reported in Q1. We have settled with multiple OEMs for substantially all of our 2025 net tariff exposure with them. In our current 2025 outlook, we expect a less than 10 basis point impact to our EBIT margin as well as a modest increase in working capital based on the timing of recoveries or expected tariff costs late in 2025. We remain highly focused on utilizing government remission programs where appropriate, continuing cost reduction programs already in place and being disciplined with capital spend, and working with our other customers and suppliers to mitigate substantially all of our remaining exposure including through recoveries. Next, I'll cover our updated outlook.

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While the current environment makes forecasting more challenging than normal, we remain focused on what we can control and continue to adapt to an evolving situation. Relative to our previous outlook, we have adjusted our North American production forecast to 14.7 million units. While this reflects a reduction of about 300,000 units, the majority of the adjustment relates to a refinement in backward-looking data around first quarter production. These changes help align our outlook with current market dynamics.

We are holding Europe production unchanged. We are raising our China production to 30.8 million units, all of which relate to an adjustment to estimated Q1 production, and our Q2 production outperformance. We also assume exchange rates in our outlook with approximate recent rates. We now expect a higher euro and slightly higher Canadian dollar and RMB for 2025 relative to our previous outlook. We increased our sales range as a result of foreign exchange translation due to the higher euro related to the U.S. dollar as well as better-than-anticipated program mix, particularly this past quarter.

We raised the low end of our adjusted EBIT margin range and now expect to be between 5.2% to 5.6%, reflecting our strong Q2 results supported by continued execution around our cost saving programs. Recall that we indicated over the past two reports that we expected approximately 40% of our EBIT to be generated in the first half of 2025. And we are forecast to end up slightly ahead of that. We also said we expected our 2025 earnings to be lowest in the first quarter of 2025 and to improve meaningfully in the second quarter, which we have also delivered on.

Looking forward to H2 based on some timing updates and revised vehicle volumes, we now expect to generate approximately 35% of our full year EBIT in the fourth quarter of this year. The most significant margin driver sequentially from H1 to H2 are expected to be commercial recoveries, lower engineering spend, net tariff recoveries lower warranty expense and a step-up in the benefits from our operational excellence activities. We are excited about our progress in operational excellence.

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While there is more work ahead, we continue to see additional potential upside to margin from these initiatives over time. We reduced our tax rate to approximately 25% and from approximately 26%, mainly due to favorable FX adjustments recognized for U.S. GAAP purposes in Q2 and changes in our reserves for uncertain tax positions. We modestly increased our net income attributable to Magna reflecting higher expected EBIT and the lower effective income tax rate. We are reducing our capital spending range by $100 million compared to our May outlook, reflecting our continuing efforts to defer or reduce capital wherever possible.

Offsetting this CapEx reduction are modest increases in working capital related to tariffs and in other asset spending, resulting in an unchanged free cash flow range. Lastly, our interest expense range is unchanged from our last outlook. To summarize, we are confident in our outlook for the remainder of the year supported by strong Q2 execution and ongoing operational discipline despite ongoing industry challenges. We remain on track to deliver the outlook shared in February which is a testament to strong execution throughout the organization.

With that, I pass the call over to Pat.

Patrick McCann^ Thanks, Swamy. And good morning, everyone. As Swamy indicated, we delivered strong second quarter earnings, better year-over-year and ahead of our expectations. Comparing the second quarter of 2025 to the second quarter of 2024. Consolidated sales were $10.6 billion, down 3% compared to a 1% increase in global light vehicle production, which included 6% and 2% declines, respectively, in North America and Europe, our two largest markets. Despite the lower sales, adjusted EBIT was up 1% to $583 million and adjusted EBIT margin was 5.5% up 20 basis points year-over-year despite a 40 basis point negative impact from tariffs. Adjusted diluted EPS came in at $1.44, up 7% and free cash flow generated in the quarter was $301 million, up $178 million year-over-year and ahead of our expectations.

Let me take you through some of the details. North American and European light vehicle production decreased 6% and 2%, respectively, and production in China increased 5%, (inaudible) to a 1% increase in global production. On a sales-weighted basis, light vehicle production declined 3% from Q2 2024. Our consolidated sales were $10.6 billion compared to $11 billion in the second quarter of 2024.

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On an organic basis, our sales decreased 4% year-over-year for a negative 1% growth over market in the quarter. The decline in our total sales largely reflects negative production mix from lower D3 production in North America, a decline in complete vehicle assembly volumes including the end of production of the Jaguar E and IPAs in Graz, Austria; the end of production of certain other programs the divestiture of a controlling interest in our metal forming operations in India and normal course customer price givebacks.

These were partially offset by the launch of new programs, the favorable impact of changes in foreign exchange rates and customer price increases to recover certain higher production input costs. Adjusted EBIT was $583 million, and adjusted EBIT margin was 5.5%, up 20 basis points from Q2 2024 and largely due to our ongoing cost savings and efficiency initiatives. The higher EBIT percent in the quarter reflects positive 50 basis points from operational items reflecting operational excellence activities and lower launch costs, partially offset by higher new facility costs, positive 20 basis points related to higher equity income as a result of higher net favorable commercial items, higher earnings due to favorable product mix and higher sales and lower launch costs, all with respect to certain equity accounted investments and positive 10 basis points in net discrete items including supply chain premiums incurred in 2024, and lower warranty and restructuring costs partially offset by lower net favorable commercial items.

These were partially offset by negative 40 basis points for tariff costs incurred but not yet recovered from our customers, and volume and other items, which impact us by negative 20 basis points, largely reflecting reduced earnings on lower sales. Below the EBIT line, interest was modestly lower than last year.

Our adjusted effective income tax rate came in at 20.5%, lower than Q2 of last year, primarily due to favorable FX adjustments recognized for U.S. GAAP purposes and favorable changes in our reserves for uncertain tax positions, partially offset by lower nontaxable items, losses not benefited in Europe and a change in the mix of earnings. Net income was $407 million, $18 million higher than Q2 2024, mainly reflecting higher EBIT and lower income taxes.

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Adjusted EPS was $1.44, 7% better than last year, reflecting higher net income and 2% fewer diluted shares outstanding. The fewer shares outstanding largely reflects share repurchases in the fourth quarter of 2024 and first quarter of 2025. Turning to a review of our cash flows and investment activities. In the second quarter of 2025, we generated $762 million in cash from operations before changes in working capital and used $135 million in working capital. Investment activities in the quarter included $246 million for fixed assets and a $94 million increase in investments, other assets and intangibles.

Overall, we generated free cash flow of $301 million in Q2, higher than we were forecasting and $178 million better than the second quarter of 2024. And we continue to return capital to shareholders, paying $137 million in dividends in Q2. Our balance sheet continues to be strong with investment-grade ratings from the major credit agencies.

During the second quarter, we successfully raised EUR 575 million and USD 400 million in the form of senior notes, principally to repay $650 million of debt in September of this year. At the end of Q2, we had over $5 billion in liquidity including about $1.5 billion in cash. Currently, our adjusted debt to adjusted EBITDA ratio is at 1.87, excluding excess cash held to repay debt coming due -- better than we had anticipated coming into the quarter and compared to our target ratio of between one and 1.5x.

In summary, we delivered strong financial performance in the second quarter. which exceeded our expectations and showed meaningful improvements to the bottom line on a year-over-year basis. We have also updated our outlook to reflect this continued momentum including higher sales supported by favorable foreign currency translation and better-than-anticipated program mix, particularly in Q2, raising the low end of our adjusted EBIT margin range and increasing adjusted net income, largely due to higher expected adjusted EBIT and lower effective income tax rate.

In addition, we are proactively working with our customers to mitigate tariff impacts. Our annualized direct tariff exposure has been reduced since last quarter. We have settled with multiple OEMs for substantively all of our 2025 net tariff exposure with them and we are working with our other customers and suppliers to mitigate substantively all of our remaining exposure including through recoveries. Our operational excellence initiatives continue to contribute positively to margins despite a challenging industry backdrop, and we expect further contributions from these activities into 2026.

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Lastly, we returned $137 million to shareholders in the quarter in the form of dividends, and we continue to assess industry conditions as well as the macroeconomic and trade environment and remain committed to our long-stated capital allocation strategy including share repurchases once conditions become less uncertain.

Thanks for your attention this morning. We'll be happy to take your questions.

QUESTIONS:

Operator^ (Operator Instructions) Your first question comes from the line of Tamy Chen with BMO Capital Markets.

Tamy Chen^ First, I just want to confirm for the BES segment, like were there any onetime items or really the strong margin result was largely just on the much better program mix?

Patrick McCann^ Tamy, I don't -- there was no real significant onetime result of the extraordinary. It really was being driven by operational excellence. And as you said, positive mix on a year-over-year basis. The only thing we did have last year, we did have a supplier issue at one facility down in Mexico, and that's behind us. So that's a little bit of the improvement in margin, but it's not significant.

Tamy Chen^ Then on tariffs, so thanks for the update on all of that. I just want to confirm, are you expecting to receive the recoveries for your this year tariff impact by Q4 of this year? And given you're saying already by this point, you've settled for a substantial [exposure -- amount] of this tariff impact. I'm wondering, like, have you been able to establish a more formal mechanism with your OEM customers to receive recoveries going forward at a more timely basis? Or will those still be quite lumpy?

Seetarama Kotagiri^ A few things. I think mitigation of tariffs, part of it is recoveries, part of it is internal efforts to increase USMCA compliance, working through rebalancing and so on and so forth. We have signed agreements with a few customers, and there is framework in place to finish with the other customers. We have been focused on working through a mechanism rather than a lump sum payment. So in short, to your question, we expect a cadence of recovery. But with that said, I think still in Q4 we will have some tariffs coming in. It's a timing issue, but we feel comfortable with the outlook that we have given.

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Tamy Chen^ Got it. And last one here, sort of a two part, just on impact you since the tariffs come in. But first, we've seen some of your major customers increased production in their U.S. class and the lower production are idle in their Canadian and Mexican plants. And just wondering, for those ones that have been announced, how they affected your assets in North America? Like is it a net negative for your Canadian Mexican plants? Or is it a bit of a wash and you're just shipping to those OEMs, U.S. plants? And second, I'm wondering if the topic of reshoring now if it is coming up a bit more in your discussions with OEMs. Thank you.

Seetarama Kotagiri^ Yes, Tamy, I think the discussions are definitely there to look at rebalancing based on the USMCA compliance and upcoming program planning. But the good thing is that we have the footprint in all three regions. So as far as the rebalancing of the production is concerned, we will be in a good position. But still, it's a variable to be addressed as the planning goes forward. The good thing is we have a seat at the table through the planning process with the OEMs. But with the tariffs on the rest of the world for -- if that changes or increases local production, it would be an opportunity for Magna.

Patrick McCann^ And I think the other thing to consider, Tamy, our sales in Canada are about $4.5 billion, and 70% of those sales are already coming into the U.S. So increased production in the U.S. versus Canada really is impacting our Canadian ops at this point.

Seetarama Kotagiri^ And most of it is U.S. anti-compliant -- that is the key thing right for us.

Operator^ Your next question comes from the line of Dan Levy with Barclays. Dan Levy, your line is open.

Dan Levy^ Sorry, there. I wanted to first ask about the step-up into the second half, and I appreciate the commentary about a number of drivers, the commercial recoveries, lower spend. But maybe you could just unpack of those items where you have clear line of sight versus where it's going to require a little bit more work. Then just as a follow-up to that, you're going to have a 6% margin in the second half. Is that the right jumping off point as we start to think about what 2026 will be?

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Seetarama Kotagiri^ A few points and Pat can add some. I think if you look at H1 to H2, I think part of it is the launch cadence that we talked about of new programs into the second half of '25 going into '26. I would say a large number of these programs are also coming with new economics. You mentioned the cadence of tariff recoveries, which had a negative impact in the first half. And as I said, with the framework agreements, the payments are coming in the second half of the year and usually on commercial recoveries based on our discussions, they tend to be back ended.

Overall, I would say we have pretty good visibility on what we have included in the outlook. There's always some puts and takes, but we feel the visibility is pretty good. In terms of looking at it, we particularly mentioned as we did at the beginning of the year, that 40% of our earnings were coming in the first half. We were a little bit ahead of that. And for the cadence of the second half, I would say about -- I think we mentioned roughly 35% of our earnings will come in the fourth quarter, right? So that should give you that.

Now we also talked a little bit of the operational activities taking traction which we have been working for years, and with the incremental volume that is starting to show the incremental flow through into our margins. We talked about 150 basis points improvement in our margin from '24, '25. So 110 basis points of that is behind us on track to finish the remaining part this year. We also see a similar cadence of about 35 basis points going into '26. So all in all, if the volumes hold and the assumptions that we talked about in February stay we feel pretty good about operationally of what's in our control, if nothing changes again right on the outside world, we feel pretty good about '26 outlook that we talked about in February.

Dan Levy^ Great. That's very helpful. As a follow-up, I wanted to ask about seating specifically. And first, maybe you could just address there is a fairly material implied ramp in Seating margins in the back half of the year. I know that first quarter was dragged by warranty, and we saw probably a more appropriate run rate in the second quarter, but you do have a big step up, I think in most like implied 5% margin in the second half, which you haven't done in a while. If you could just talk to that.

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Then just broadly, do you feel comfortable that within the context of your broader ROIC target and how you're managing the portfolio that Seating is still earning in excess of its cost of capital and that this business still fits well within the type of return profile that's needed at Magna?

Seetarama Kotagiri^ Again Dan, I think the more tactical question on Seating. You have to remember that there is a tariff impact in the first half of the year in seating, but with agreements in place, you will see the recoveries come in the second half. So that's something to consider. But as we look into the second half based on what we see in terms of users and volumes and so on and so forth, it looks pretty good. That's what we've included in the outlook.

Pat, anything to add?

Patrick McCann^ No. I think the -- you mentioned the tariff impact, it's disproportionately hitting our P&P segment and our Seating segment. So just the tariff impact alone on seatings in the range of about 60 basis points in the first half of the year. The margin -- the warranty impact was about 110 basis points. So that's the bulk of the step up from H1 to H2, Dan.

Seetarama Kotagiri^ So -- and then to the second part of your question, look, we've always talked about looking at portfolio from the guiding principles. From a returns perspective, seating has been a good business. in terms of ROIC and definitely clears the bar for our financial metrics for returns. We have seen the operational improvements that we've talked about. We are starting to see that going from year to year except for the warranty issue in the first quarter. We are seeing the path -- but again like I said, we continue to look at the portfolio every year and be happy to assess.

Operator^ Your next question comes from the line of Chris McNally with Evercore ISI.

Chris McNally^ I apologize for being a little monotonous, but I'm going to follow Dan and Tamy's question but ask about the second half of the PND segment. Again looking at the second half implied ramp versus the first half. I think what we're all trying to think about is volumes are going to be lower in the second half but there's a heavier tint here to international. You talked about swim some of the launches that you have. Could you just apply that to P&D because margins have been all over the place over the last year or two. So I would love to know if there's a natural progression here that we can take into 2026?

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Seetarama Kotagiri^ I would say the tariff comment applies to the P&E, Chris, definitely going from the first half to the second half. If you exclude that part of it, I think again from a performance perspective, PNB is doing well. The cadence of (inaudible) I talked about is not specific to P&V, it's all across Magna, as you can imagine.

So again going back to the operational initiatives that are in place, we are starting to see the benefits coming through as we talk about it. Again if you just go back to what I talked about the improvements in '24 '25, what is to be seen I would say we feel pretty good going into what we talked about in '26. Again the big assumption is the volume staying and the assumption we have for 26 volumes is roughly in the same level as what we're talking about in '25.

Chris McNally^ That's great. So just wondering, maybe the best way to think about a base of growth for Powervision is really more think again about the full year rather than a second half versus first half. Then as we grow it in 2026, a lot of the actions, the better contracts, but then we need some volume to grow it at your typical incrementals, whatever that be 20% or greater. Is that a fair way to think use that full base, the full year base of roughly low 5s for PNB?

Seetarama Kotagiri^ Chris, you some did better than I could have.

Operator^ Your next question comes from the line of Joe Spak with UBS.

Joseph Spak^ I just want to dig into the 35% of EBIT in the fourth quarter comment again like we've seen obviously some lower schedules on some key programs in the third quarter. So is that really what's sort of driving that 3Q versus 4Q timing you're talking about? Or is it also recoveries? Or is there anything else you could provide on that split?

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Patrick McCann^ I think Joe, it's a combination of the two, right? So if we go back in history, the seasonality of our business is that Q3 tends to have lower sales with the shutdowns in North America and in Europe. So we're seeing some of that, which reflects your comment on the schedules for the next three months. The second part is the commercial recoveries as we've seen over the last couple of years have been more in the fourth quarter, and that's still what we're expecting across the board. What we've added this year to some of that volatility, I would say is the recovery of tariffs.

And I don't want to -- I just want to emphasize, like the questions on PNB and seatings. As Swamy said, like the impacts just for Magna loan, we've expensed $55 million of tariffs in the first half of the year. That impact loan is about 25 basis points. Our expectation is to recover substantially all of that. So we have another swing of close to, say 20 basis points going the other way in the second half of the year. That's another driver of that H1 to H2 improvement.

Seetarama Kotagiri^ And that's what we were saying. We have some agreements already signed with the customers and some in place that needs to be just signed, but that's the cadence.

Joseph Spak^ Yes. I guess maybe to follow up on that. I know this gets super confusing because there's -- it's -- like you said, the timing issue. But -- if I take a face sort of what you said the margin impact was in the (inaudible) quarter, it sounds like maybe $40 million or so wasn't recovered, and you're sitting now 200 for the year, you said 10 basis point margin hit for the year.

So that's like another $40 million, you're saying $40 million hit for the year. So I mean I understand like what you get next quarter might not be for the tariffs in that quarter and everything, but overall, is what you're saying is like on a net basis, you don't expect that whatever the tariff hit is versus sort of the recoveries to be as big an issue in the back half versus this quarter. I know that's a convoluted question, hopefully you followed.

Patrick McCann^ Yes. No. I absolutely get it. It's actually tariffs will be a pickup in the second half of the year as opposed to a headwind. Remember,.

Joseph Spak^ You'll recover more than you actually incur.

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Patrick McCann^ We're going to have a pickup in EBIT related to tariffs in the second half of the year, as Swamy said, based on the signed agreements to date plus the frameworks that are in place with most of our other customers.

Joseph Spak^ Maybe one last quick one. GM sort of had put out a release back bringing back some production to the U.S. It looks like you do have some facilities including seating that support those production facilities, is that business you would look to sort of go after that you don't have today? Or how are you thinking about that opportunity?

Seetarama Kotagiri^ Yes. I think there's many discussions ongoing, Joe, right? We have to look at one rebalancing as the OEMs are thinking about it. The other one is given our footprint of where we are as part of the overall rebalancing. And like I said, if there is other OEMs that are trying to increase their local production in the U.S., we've got to take all of that into account. I would say if it's a rebalancing between Mexico and Canada, we are in a good place, but it won't be an upside to sales, but it helps us think through -- but if it's an increase in local production, we are in a better place to add further to what we have.

The key thing for us right now where we are focused is on capital. and investments really, really focused to understand long term what the plan is before we go to anything in terms of investments. The customers have been very collaborative and sharing the plants and working with us.

Operator^ Your next question comes from the line of [Tom Narayan with RBC].

Unidentified Participant^ The first one, there's been some thought that the tariff deals that are struck between the U.S. and other countries. It seems to be the 15% level for Europe, Japan, Korea, but there could be a more favorable one for Mexico, Canada. Given your program mix, just curious, would the situation where volumes benefit in the North American OEMs versus European Japanese, Korean, would that be a net positive for you or a net negative? Then I have a follow-up.

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Seetarama Kotagiri^ Yes. Tom, if you look at the net import from the Europe is roughly 800,000 units. I would say $0.5 million of that are coming from BWW, Mercedes. But with that said, the total exports for these OEMs into U.S. is about 10% or lesser. So that might have an impact in Europe sales, right, if you're supplying there. But on the other hand, as they think of localizing in U.S., as being part of the ecosystem would be an uptake hopefully there. And as I said before, if there are OEMs in North America, rebalancing between Canada, Mexico and U.S., we are at the table, we have the footprint, but that is just a matter of working through the planning process with them.

So that remains to be seen. Since we have the footprint on all three areas or all three regions, I would say we're in a better place to address the planning changes as the OEMs serve going through.

Unidentified Participant^ Got it. Then another question on this H1, H2 dynamic. I know that the tariff dynamic, it's kind of like a double swing, right? So I get that it's a pretty big benefit to seating and T&D. But you also called out the commercial recoveries as something you've expected based on prior years. But is that just based on kind of what you'd expect this in prior years? Or is this actually stuff that's already been negotiated? Just how much confidence I guess do you have in that you've already negotiated the tariffs with them with these OEMs, now the recoveries, just curious as to how confident you are in getting that?

Seetarama Kotagiri^ I think Tom, when we talk about commercial recoveries, some of them are based on normal cadence that we have done over years, and it is part of the overall discussions in terms of LTAs and new programs and so on and so forth. Difficult to say finally that it's 100% or 0. But given where we stand with our discussions and looking historically, over the last, I don't know decades of work, right. I think I would say we are very comfortable, and that's what we make a pretty good judgment. That's what we include in the outlook.

Patrick McCann^ And just to be clear, Tom, these aren't placeholders. These are specific program-related commercial items that were in discussions with the customers already. So -- and I just want to right-set everybody as well like implied or implied range for H2 of 2025 is in line with what we had in 2024 and in 2023. So the cadence is there. I think we have confidence, whether it's on the tariffs or the other commercial. So we have traction. So where we are, we haven't changed our second half of the year from our own expectations. So I think we're tracking to where we expect to be.

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Unidentified Participant^ Actually, if I could, just a quick follow-up to Dan's question on the portfolio discussion. I think in the past, you said there was some macro uncertainty, right, with everything that's been happening. It feels like maybe that uncertainty is dissipating a little. As you examine the portfolio of the different businesses you have, would you say that the macro situation is now less of a hindrance in your evaluation or is that still a factor?

Seetarama Kotagiri^ Yes. Tom, I think the key word that you said is the macro fluidity. I think is a little unchanged. To me, it still remains very uncertain. Yes. There is visibility on things that we can control for sure, but a lot of other macroeconomic variables are still very fluid. So the uncertainty still prevails. With that said, we continue to look at the entire portfolio all the time. that volatility and uncertainty adds further complexity now to make any decisions.

Operator^ Your next question comes from the line of James Picariello with BNP Paribas.

James Picariello^ Just wondering on your North America production outlook, right? If you could speak to the visibility into the third quarter because for North America, LVP to be down 5% this year. There's a rather dramatic falloff likely in the fourth quarter, right, if we just use IHS as a blueprint there. Is there anything you're seeing cautionary wise in the third quarter? Or is it just embedded conservatism for the fourth quarter?

Seetarama Kotagiri^ Good morning, James. I think as we look at it, when we -- if you go back into the last quarter when IHS was trying to model the impact of tariffs I think they decreased the North American volume significantly, and we kind of used what we knew from the releases and customer discussions and so on. I think at that point, we were higher than what IHS was looking at. That is kind of narrowed, download is converging now. If you look at H1 to H2, I would say H2 is a little bit softer than H1. And our -- compared to our anticipated numbers, H1 came a little bit higher. I don't think H2 is significantly off. We have taken a little bit of a pull-forward effect.

But beyond that, obviously we are not taking any secondary or impacts of tariffs or other where sales of the vehicles might not be there or the OEMs might decide to pass on or increase. So those effects are not in place. But otherwise, I think H2 is a little softer than H1, but we don't see a precipitous fall in --

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Patrick McCann^ And just to put data to Swamy's statements James. The first half of the year, we had seven -- just under 7.5 million units, which leaves with our guidance about just over $7.2 million for the back half of the year and that's down slightly from what we expected in May when we gave the guidance and the $7.2 million is roughly in line with IHS.

James Picariello^ Understood. Okay. Then my follow-up on capital allocation. How are you thinking about buybacks in the second half if the year has progressed toward your updated outlook here? Then on the reduction to this year's CapEx now at 4% of sales, I believe your 2026 targets had captured the idea of lower year-over-year CapEx? Can this still be the case? Or are certain investments getting pushed from this year to next?

Seetarama Kotagiri^ Well James, I think on the CapEx question, we typically thought about getting back to the low 4s, I would say over collective years in terms of CapEx to sales ratio. Given all the discussions that are on, like I said, we are being very deliberate and looking at every dollar of investment that's going in. So that -- as a result of that, we've been able to reduce the range by $100 million, and we continue to look at it going forward. I think overall, going into 2026, the focus on capital investment will stay and we are still focusing, I would say in the 4% to low 4% CapEx to sales ratio.

On the capital allocation strategy, no change. I think our current focus is completely on capital discipline and free cash flow generation so we can return value to the shareholders. As we talked about, we bought about 5.7 million shares. We have an NCIB in place. Last time when we spoke, we talked about uncertainty being the reason for pause. Those conditions haven't changed yet. But if we see better visibility, we can act on the existing NCIB, and we still have time there.

Operator^ Your next question comes from the line of Emmanuel Rosner with Wolfe Research.

Emmanuel Rosner^ Great. Just wanted to come back again to the first half to second half margin improvement. So I guess that's midpoint of your full year guidance, the revenue is probably not all that different in the first half to second half, but obviously the margin would take a fairly meaningful step up. You mentioned commercial recovery, lower engineering spend, the tariff fees, warranty and then operational excellence.

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Some of the pieces you quantified on the tariff, for example, the $55 million in the first half. Can you just give us a sense specifically for this year or maybe based on history? How should we think about the magnitude of improvement of some of the other stuff, maybe based on what you've historically been able to achieve or anything that you're able to quantify this year, just curious how impactful some of these pockets could actually be because obviously tariffs only gets you a small part of the way?

Louis Tonelli^ Yes. We're not going to quantify. I mean the items that we talked about are all impactful to us we wouldn't have talked about them. We're not going to get into that affecting how much is in each given you the tariff from at, but the rest are -- and it's implied in our guidance, but we're not going to break down the details.

Emmanuel Rosner^ But is it different than the -- is there something that is more pronounced this year than historically? I understand the tariff is a new dynamic. But is there any -- are there any drivers this year where commercial recovery should be so much more loaded than in the second half than historical or the engineering spend or just anything compared to history would be helpful.

Seetarama Kotagiri^ I think Emmanuel, short answer there is no outlier or nothing that stands out in terms of the key buckets that Louis talked about, that would stand out this year compared to the previous history other than tariffs like the engineering spend CapEx and a few of those things are controllable and very visible line for us. So that's the reason why we are saying the others are discussions based on many other variables. So all in all, nothing significantly different than historical trend.

Louis Tonelli^ And I think if you look at the segments that we disclosed what we had last year for our various segments, if you look at the back half and then you look at where we are given the range that we provided for the back half of this year, they're not really that far, they're pretty much of the same kind of ranges at the midpoint anyway. So it gives you some comfort that we've been there. We've been in this -- we've been able to do this recently.

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Emmanuel Rosner^ Understood. Then just it's just a clarification, but I think you were trying to give a quantification of some of the operational excellence piece of the opportunity. Can you just go back over the math around that, the extra 40 basis points that you mentioned for this year and then into next year?

Seetarama Kotagiri^ Yes. I mean there is a mix of many things. As we talk through it is material savings. It is purchasing initiatives with our own supply base -- it is reshoring, there is some vertical integration activities. Over the past few quarters are actually maybe 1.5 years, I've talked about specific initiatives on digitization and automation. We have started seeing the results yield with incremental volumes coming, the flow-through is much better, which is what we expect. And Emmanuel, so all of this continues. So it's difficult to say specifically each one. That's what we mean by operational excellence activities.

Some of this is (inaudible), some of this is additive. And to sum it up, that was the 40 basis points, and we feel pretty comfortable hitting that in '25, and we also see a roadmap for a similar magnitude again in '26.

Operator^ Your next question comes from the line of Colin Langan with Wells Fargo.

Colin Langan^ Not that you've asked the same point, but you've commented that margins first half to second half are seasonally stronger I think that might be true in recent history, but is that referring to just post Covid? Because I look at pre-Covid and it looks like margins historically actually fall and normally not because production is weaker. Do you make a to understanding the comments?

Patrick McCann^ You're 100% accurate, Colin. So if you go back precoated, the seasonality would be you'd have strong Q1, Q2 would be your strongest quarter. Q3 will be our weakest quarter and Q4 would be right in the middle. What's changed since Covid and the chip crisis primarily has been the inflation in the system. Now we get layer on volatility in production volumes and now the tariffs and that's driving cost being incurred on January one of each year and recovery negotiations happening throughout the year and history is showing that most of those are closed in the second half of the year. That's the biggest change.

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Colin Langan^ Got it. That makes sense. Then the guide does imply sales down about 1%. You said it's not too different than SMT on your forecast, but complete vehicles down and then if I look at North America and Europe, which are the largest of your markets, S&P has those down almost 9%. So are you expecting similar half declines? And if that's the case, how are you only down one if some of your largest markets are down that much. Are there big launches hitting? Is there a mix impact that's helping in the second half?

Patrick McCann^ And there's also foreign exchange. But I think the other thing you have to consider is if you look at our volume projections, for the first half of the year and compare those to S&P, there is a difference between what we have. We have seven -- we're showing just under 7.5 million units of production. They're showing a higher number. So that's going to factor into the math as well. But there's foreign exchange positive, there's mix, there's launch. Then there's just some math going on between us and S&P.

Colin Langan^ And just lastly, any update on the leverage target. I think you're [1.87]. The target has been to get below [1.5]. When is the timeline for that?

Seetarama Kotagiri^ Yes. We talked about getting back into the range that we've always talked about in 2026, and we are on track as we looked at in February and looked at it for the year going into '26, and we are very much on track to that.

Operator^ Your next question comes from the line of Brian Morrison with TD Cowen.

Brian Morrison^ I appreciate the details on the flight plan to 2026 margins and confirming that you can get to the high 6s, maybe low 7%. But if I look back at the 2026 disclosure previously the progress seems reasonable in each segment, except for Power & Vision. It seems to need the most acceleration to approach higher single digits. I know tariffs are weighing on in the first half of this year, but what needs to jump-start that segment margin performance and high level, how is (inaudible) now performing versus expectations?

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Seetarama Kotagiri^ Yes. I think from a T&E perspective, you touched on the tariffs that is significant piece. I think from launch cadence in terms of internaling spend in terms of operational performance, all are on track, going not just from first half to second half, but looking forward, again volumes need to hold and other assumptions need to be there. From a (inaudible) perspective, we are not looking at as much as banner itself.

We're looking at the consolidated entity. And we hit the synergies that we talked about, maybe slightly ahead. We continue to do the optimization in terms of resources and so on and so forth. So all in all, pretty good. The take rates and what's happening in the markets and architecture always will have an impact on it. But I would say the rationale is holding.

Operator^ Your next question comes from the line of Jonathan Goldman with Scotiabank.

Jonathan Goldman^ Swamy, if we sit here today like what's the confidence level in getting the North American production assumptions of $14.7 million -- do you think that's a reasonable level looking out to the rest of the year? I know you don't have a crystal ball, but just given all the tariff had lines out there and potential downside risks, how confident are you hitting that 14.7% number?

Seetarama Kotagiri^ Jonathan, you talked about the crystal ball. So -- but that's what you're asking me to look into. Again looking at releases, looking at or taking into consideration our discussions with the customers. I would say we are pretty comfortable unless there is a complete dynamic change in the pricing of the vehicles and what happens in the market. You look at the inventory levels, look at the data that's out there and the production today. I would say I'm pretty confident with the numbers that we're talking about. Again this is a little bit of crystal ball as...

Louis Tonelli^ We've also, last couple of quarters, taken our numbers down in North America in each last two quarters, the numbers have exceeded what we expected. So we continue to kind of look at it and say well this may be some pull forward, but the numbers have been pretty good and sales seem to be pretty resilient even in July. So I think that gives us some confidence.

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Jonathan Goldman^ No. That's a fair point. Got it. I guess another one may be looking out a bit longer term. Swamy has the outlook for EVs changed with all the rhetoric about renewables, energy and the new legislation passed in the U.S. with some things we're thinking about in terms of adoption of EVs. And if it's changed, how do you see that impact on your business, whether it's on the top line margins or maybe on the capital piece?

Seetarama Kotagiri^ Yes. Jonathan, we talked about EV take rates going back again five years, I just want to remind, we've been, I would say conservative compared to the general outlook. And as we stand and look at the market today it's even softer than that. But we still believe that is a long-term trend. But as I talked about in my prepared comments, the product portfolio is flexible to address the hybrid uptick that we are seeing and the continuing is mono.

I also want to point out that investment for our BES in terms of opportunities behind us. I talked about platform technologies on our PMV, also significantly behind us, right? So if the bans come forward, even at the current rate are a little bit higher. I would say it would be a tailwind, right? Because all the heavy lift is behind us.

Operator^ Your next question comes from the line of Mark Delaney with Goldman Sachs.

Mark Delaney^ First is on the industry environment. hoping to better understand what Magna has seen in terms of award activity year-to-date? And how you'd characterize your expectation about the bookings environment going into 2H. I ask in part because some of the Tier 1s have talked about strength in areas like hybrid powertrains, digital cockpit. You mentioned some hybrid awards this morning, but we've also heard other Tier 1s say that the booking environment has been a bit difficult given some of the policy changes and tariff environment?

Seetarama Kotagiri^ Mark, short answer, we are seeing good cadence in terms of our overall expected bookings for 2025. Yes. There is program dynamics in terms of pushout cancellations and so on and so forth at (inaudible) and look where we stand as of now compared to the past years, we are seeing not a whole lot of change. We are in a good place in terms of hitting our numbers that we had put in our plan.

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Mark Delaney^ Second question and kind of following up on some of the prior questions around some of the changing policy dynamics, especially for U.S. emissions policy and just better understanding in that effect Magna right? So we think about the potential for more ICE vehicles, increased hybrid mix, but lower BEVs. You just -- as you think the net of those effects, do you envision those being a net tailwind from Magna in your ability to outgrow the market or more offsetting?

Seetarama Kotagiri^ I think most of the policy impacts are secondary impacts, right, like the EV credits going away and therefore, the consumers may be not buying as many EVs as an example. I think that might soften the BEV. But on the other hand, if it increases hybrid and ICE vehicle sales, then we are part of the equation there, right? That's what we are seeing currently and that continues. Our -- all our cost initiatives, all the work that we've done in terms of footprint consolidation and cost optimization, it will show through in the margins. If the BEV come back, like I said before, a couple of questions before, the investment is behind us, and we would see that as a tailwind going forward.

Mark Delaney^ Just one last one for me. Just trying to understand the bridge of your revenue outlook from the last earnings call until today. I think the midpoint of the revenue outlook is now $400 million higher. You spoke about North America production being lower, China a bit higher. You also said FX is a is a tailwind. So can you just talk a little bit more on the puts and takes? Maybe I missed it, but how much of an incremental tailwind is FX and maybe just other key puts and takes around your customer exposure growth over market, et cetera.

Louis Tonelli^ I'd say roughly half of this currency roughly half on is the net of pretty strong -- a better mix than we had anticipated, offset by lower volumes in North America. I think that would be the best way to break down that bridge.

Operator^ Your final question comes from the line of Michael Glen with Raymond James.

Michael Glen^ I just want to visit something we talked about more 3-plus years ago with this idea of North American reshoring. How has the business case for have backed the (inaudible) facility in North America evolved? Is this something that could happen at this point in time? Is it something that Magna consider it?

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Seetarama Kotagiri^ Michael, we've always said in terms of looking at complete vehicle assembly in North America is a decision based on a customer multiple programs, multiple life cycles for it to make sense. I think the -- those required assumptions remain the same. But given production capacities and how things are going, we don't see anything active right now right? So our criteria for looking at that hasn't changed. It is the same. It has to be multiple customers, multiple life cycles before we look at it, and there is nothing on the table as I speak today.

Michael Glen^ Then when I sit here and look at your production, your North American production outlook at $14.7 million, which for me is like -- it's a very low number, considering what we used to see. You have very low inventory levels. In the back row, there seems to be this creeping dynamic where the Detroit three are shifting towards or would like to shift towards a made-to-order type model. Like how do we think about all of this, especially like this dynamic with D3 moving to made to order, how does that impact Magna? And is it something that you're increasingly seeing?

Seetarama Kotagiri^ Yes. I think from a volume perspective, right, we have to look at the data that we have in terms of programs and platforms have to base it on customer discussions and releases. So that's how we come up with a number in terms of the 14.7% as we stand to date. If the dynamics change there, and if that number increases, I hope you're right, it's going to be a tailwind for all of us. We are just basing it on the facts and the same method of calculation every time that we look at it. There is some amount of judgment, but it's -- again it's based on a lot of data.

In terms of your I think the word you used was, made to buy order. I don't know made-to-order, I haven't seen a whole lot of that in terms of -- there is a complexity and vary introduction that the OEMs continue to talk about to simplify the complexity of manufacturing, sequencing and so on. I think that's good for everyone. But even if it does go that way I don't think from a product portfolio perspective that we have as Magna would mean a lot of change here. I guess that was the last question.

Operator^ At this time, I would like to turn it back over to Swamy Kotagiri for closing remarks.

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Seetarama Kotagiri^ Thank you, Operator. I jump the gun. But thanks for listening to everyone today. We continue to execute despite the high degree of uncertainty in the industry I have to reiterate that we remain focused on the many initiatives that are driving cost, launch and capital discipline, and we had solid free cash flow generation. We plan to both get back within our target leverage ratio and are committed to our capital allocation strategy, and we remain highly confident in Magna's future. Thank you. And have a great day.

Operator^ This concludes today's call. You may disconnect.

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